Filed by Holdco Nuvo Group D.G Ltd.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Holdco Nuvo Group D.G Ltd.

Commission File No.: 333-274803

Date: January 12, 2024

Nuvo Improves Pregnancy Care - Even For Women Living Through A War

Eva Epker Contributor

Jan 9, 2024, 11:00am EST

Nuvo’s INVU™ allows pregnant women to receive clinician-driven monitoring and care at home: a ... [+] NUVO GROUP

“How is it possible that, in the 21st century, you can’t monitor a baby outside of a hospital?” In 2014, Oren Oz and Laurence Klein asked that very question. At the time, Mr. Oz’s wife was 37 weeks pregnant with the couple’s third child. When she went for her pre-labor and delivery ultrasound, the doctor told her that the baby was in distress and recommended an immediate emergency C-section.

Emergency Cesarean sections (C-sections) – which, despite the name, don’t refer to emergencies exclusively but rather to unplanned C-sections generally – are not unusual. In fact, C-sections, both emergency and elective, are the most common surgeries performed every year in the United States and about 17 births out of every 100 are through emergency C-sections.

However, C-sections do carry risks. About 15% of emergency C-sections have complications, such as infections, lacerations, and bleeding for the mother and neonatal respiratory distress for the baby. The maternal morality rate, the mother’s recovery time, and the costs additionally increase with C-sections compared to vaginal births. A 2022 analysis found that vaginal births in the United States cost an average of $14,768 while C-sections, both emergency and elective, average $26,280. For those with insurance, the out-of-pocket costs are $2,655 and $3,214 respectively.

Nearly ten years ago, Oren Oz and his wife decided not to undergo an emergency C-section Instead, she stayed at the hospital for 24/7 monitoring, gave birth vaginally as planned, and both she and the baby were healthy. But that medical scare - and the anxiety and hospital stay that followed - led to the founding of Nuvo Cares, which has developed a self-administered solution that enables OB clinicians and their patients to conduct medically-necessary fetal monitoring remotely: where it fits into the patients’ lives. “If no one has been able to monitor pregnancy more easily and frequently, [we as a society] don’t have data at scale on pregnancy. It’s a black box,” says Nuvo investor Laurence “Larry” Klein. The mission of Nuvo is to collect this data and to transform pregnancy for the next several generations, and, as Mr. Klein emphasizes, there is “no compromise” on that mission.

Childbirth, after all, is the single most-common cause of hospital admission in the United States and accounts for an estimated four out of every five dollars spent on maternal-newborn health care. And yet, the cost of childbirth is increasing (it jumped 22% from 2017 to 2021 alone), maternal mortality is increasing (doubling over the course of 20 years and most affecting Black, Native Alaskan, and Native American women), and the number of C-sections is rising (increasing from 5.5% in 1970 to the current 32.1%). A 2022 study found that each year of “increasing maternal age [increases] the odds of emergency [C-sections] by 6%” – and the average age of first-time mothers has been increasing steadily: from 21.4 in 1970 to 24.9 in 2000 to 27.3 years old today.

Regular OB/GYN appointments can help mitigate some of these risks. But almost half of all counties in the United States lack practicing OB/GYNs, leaving 8.2% of all women - or more than 10 million women - with little to no access to OB/GYNs and to tools, tests, and technologies such as ultrasounds. During their pregnancy, women will have at least two ultrasounds but will sometimes have more, depending on the risk level of the pregnancy. The ultrasounds confirm the number of embryos, show the baby’s sex, calculate the baby’s due date, and, as the pregnancy progresses, check for any abnormalities, such as in the baby’s heart rate or in its developing brain, limbs, organ, spine, and more.

Even if women do have access to the needed specialists and monitoring tools, they need to be physically in a doctor’s office or hospital to reap the benefits of those services: a privilege not all women can afford. A low-wage or hourly worker, for instance, may not be able to afford time off for OB/GYN appointments, and women generally - and Black and Latina women specifically - are disproportionately likely to be low-wage workers than (white) men are.

In contrast, Nuvo can help “provide care everywhere”: an underlying premise that is simple and yet is simultaneously a major advance in healthcare, according to Dr. Lawrence “Larry” D. Platt MD, who is one of the foremost maternal fetal medicine (MFM) specialists in the United States. Widely acclaimed, accoladed, and published, his affiliations include the Center for Fetal Medicine and Women’s Ultrasound, the Department of Obstetrics and Gynecology at the David Geffen School of Medicine at UCLA, and Nuvo’s Advisory Board.

Nuvo’s FDA-cleared INVU™ solution provides that “care everywhere” and allows for non-invasive maternal heart rate, fetal heart rate, and uterine activity monitoring - without requiring a visit to a hospital or doctor’s office. Instead, during their clinician-prescribed timeframes, women can apply INVU™ while they’re at home or even at work, as Dr. Platt notes. The real-time data from these monitoring sessions allows their healthcare providers to assess the condition of the fetus and the urgency for delivery - especially in, though not limited to, women with high-risk conditions for whom American College of Obstetricians and Gynecologists (ACOG) guidelines recommend regular fetal monitoring. These conditions can include medical complications that can lead to abnormal fetal growth, diabetes, stillbirth, and more.

For example, women who have previously had a stillbirth have higher risks of having pregnancy complications and of having another stillbirth – and are, therefore, tested more frequently, require more monitoring and come to the hospital more frequently out of concern – than women who have had a live birth. They are also five times more likely to develop anxiety, more than four times more likely to have post-traumatic stress disorder, and two times more likely to have depression than women who have had a live birth. With INVU™, women can have a monitored session with their healthcare provider in the convenience of their home, office, and daily life rather than having to leave their work, leave their children, and/or generally go out of their way to a hospital. But they still have the benefits of remaining connected to their healthcare provider and having their pregnancy monitored – including tracking fetal movement, which one of the most inexpensive ways to prevent stillbirth – just as they would in that healthcare setting. “In this process [INVU™] alleviates anxiety in that one group of pregnant women, not to mention many others,” Dr. Platt concludes.

That INVU™ uses different sensor technologies (ECG and acoustic sensors) than the ones used in traditional pregnancy monitors in hospitals and doctors’ offices allows it both to be an additional source of data and monitoring to ultrasounds and to provide unique physiological insights into the health of the mother and baby. As long as women are wearing their device, their healthcare providers can interact with and evaluate them at any time or place.

In turn, INVU™ can provide information and achieve milestones that otherwise may not have been possible – much less appreciated by, accepted by, and advantageous for providers and patients – such as those seen in Israel’s Sheba Hospital. Sheba Hospital, also known as Tel HaShomer Hospital, is the largest hospital in Israel, the largest medical center in the Middle East, and one of the top 10 best hospitals in the world. In addition, it cares for more injuries caused by the war than all of Israel’s other hospitals combined

INVU™ by Nuvo. INVU™ is worn during clinician-prescribed timeframes, typically around 30 minutes per ... [+] NUVO GROUP

After the attack on Israel on October 7, 2023, Sheba Hospital moved some of its patients out of the hospital to free up space and resources for those injured during the war. One of the wards it moved was for geriatrics. Another was for high-risk pregnancies: pregnant women who, due to medical complications, diabetes, a previous stillbirth or another reason entirely, were mandated to be in the hospital for continuous monitoring. Sheba Hospital sent those patients home and used INVU™ to monitor them instead: a decision that, as Mr. Klein explains, would have been impossible if Sheba Hospital hadn’t believed that Nuvo could provide medical care equivalent to that of the hospital itself. Now, several months into the war, Mr. Klein calls the operation a “phenomenal success”: groundbreaking both because of the scale of the operation and because the involved pregnant women maintained, or even improved, their health, despite this move from hospital to home. In one case, a mother at Sheba whose doctors thought she would give birth at 34 weeks didn’t give birth until 37 weeks: out of the premature birth range and to the benefit of the baby.

Nuvo’s success in high-risk mothers in Israel, as Mr. Klein observes, is representative of the benefits that Nuvo can provide, even in places that are not war-struck. “I believe that healthcare will change fundamentally when the patient says, ‘I want this,’” he says. Dr. Platt agrees, calling Nuvo “one of those innovations that will change care”. Nuvo’s INVU™ solution can be that care-changing, transformative tool that patients “want”. It can help address the issues of accessibility, cost, inequality, and risk that come with pregnancies without requiring only in-hospital monitoring: the same thesis that inspired the founding of Nuvo nearly ten years ago.

Additional information about the Business Combination and Where to Find It

Holdco Nuvo Group D.G Ltd. (“Holdco”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Form F-4”) in connection with the proposed business combination (the “Business Combination”) with LAMF Global Ventures Corp. I (“LAMF”), Nuvo Group Ltd. (“Nuvo”), Nuvo Assetco Corp. (“Assetco”), and H.F.N Insight Merger Company Ltd. (“Merger Sub” and, together with LAMF, Nuvo and Assetco, the “Companies”), which includes a preliminary proxy statement/prospectus, and certain other related documents, to be used at the meeting of LAMF shareholders to approve the proposed Business Combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF LAMF ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT HOLDCO AND THE COMPANIES AND THE BUSINESS COMBINATION. Promptly after the Form F-4 is declared effective by the SEC, the proxy statement/prospectus will be mailed to shareholders of LAMF as of a record date to be established for voting on the proposed Business Combination. Investors and security holders will also be able to obtain copies of other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s website at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Cautionary note regarding Forward–Looking Information

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements herein generally relate to future events or the future financial or operating performance of Holdco, the Companies or the combined company expected to result from the Business Combination (the “Combined Company”). For example, statements regarding the Combined Company’s industry and market sizes, future opportunities for the Combined Company, the Combined Company’s estimated future results and outcomes of the proposed Business Combination, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “project,” “target,” “plan,” or “potentially” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are provided for illustrative purposes only and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions, whether or not identified in this communication, that, while considered reasonable by Holdco, the Companies and their respective management, as the case may be, are inherently uncertain and subject to material change. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risk and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control, including (i) the inability to complete the Business Combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, failure to receive approvals or the failure of other closing conditions); (ii) the inability to recognize the anticipated benefits of the proposed Business Combination; (iii) the inability to obtain or maintain the listing of Holdco’s shares on Nasdaq following the Business Combination; (iv) costs related to the Business Combination; (v) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (vi) Holdco and the Companies’ ability to manage growth and execute business plans and meet projections; (vii) potential litigation involving Holdco or any of the Companies; (viii) changes in applicable laws or regulations, particularly with respect to wealth management and asset management; (ix) general economic and market conditions impacting demand for Holdco’s or the Companies’ services, and in particular economic and market conditions in the financial services industry in the markets in which Holdco or any of the Companies operate; and (x) other risks and uncertainties indicated from time to time in the Form F-4, including those under “Risk Factors” therein, and in Holdco’s other filings with the SEC.

If any of these risks materialize or the assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Holdco nor the Companies presently know or that Holdco or any of the Companies currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of Holdco and the Companies described above. None of Holdco or any Company undertakes any duty to update these forward-looking statements.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This communication also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

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